Skyline Heathcare LLC    -1-    Exhibit 2.2
Little Ark Realty Holdings, LLC

Valley River Property Holdings, LLC
Homestead Property Holdings, LLC
Park Heritage Property Holdings, LLC
MT. V Property Holdings, LLC
Mountain Top Property Holdings, LCC
Little Rock HC&R Property Holdings, LLC
Woodland Hills HC Property Holdings, LLC
Northridge HC&R Property Holdings, LLC
APH&R Property Holdings, LLC
c/o AdCare Health Systems, Inc
454 Satellite Blvd, Suite 100
Suwanne, GA 30024

July 14, 2016

Joseph Schwartz, Manager
Skyline Heathcare LLC and Little Ark Realty Holdings, LLC
505 Marlboro Road,
Wood-Ridge, NJ 07075

Re:	Amendments to Master Lease and Purchase and Sale Agreement

Dear Mr. Schwartz,

Reference is made to that certain (i) Master Lease dated February 5, 2016 as amended, by and between Skyline Healthcare LLC ("Skyline") and the entities that are signatories to this letter listed below (the "Master Lease"), and (ii) Purchase and Sale Agreement dated May 10, 2016 between Little Ark Realty Holdings, LLC and the entities that are signatories to this letter listed below (the "Purchase Agreement"). Capitalized terms used in this letter which are not otherwise defined shall have the meanings assigned to such terms in either the Master Lease or the Purchase Agreement as applicable based on the context in which the term is used.

This letter shall confirm that the parties have agreed, for good and valuable consideration, the receipt of which is acknowledged, to amend and modify the Master Lease and Purchase Agreement as follows:

Master Lease

The last sentence of Section 20 (indemnity) of the Master Lease, which reads "Landlord shall indemnify Tenant to the extent Tenant incurs fines, penalties or fees from any regulatory entity or agency that oversees the Facilities, or liabilities in the form of a demand for return of funds or claw-back of payments from Medicare or Medicaid payor sources (collectively, "Claims"), which Claims stem from the acts or omissions of the previous tenant of the Facilities occurring prior to April 1, 2016, but only to the extent such Claims exceed $500,000 of actual loss to Tenant and such loss is not otherwise offset by the former tenants receivables" shall be deleted in its entirety and not replaced. Landlord shall have no indemnity obligations to Tenant under the Master Lease.

Skyline Heathcare LLC    -2-    Exhibit 2.2
Little Ark Realty Holdings, LLC

Purchase Agreement

1.The Purchase Agreement shall be amended to change the "Outside Closing Date" from August 1, 2016 to August 31, 2016.

2.Purchasers acknowledge that the Inspection Period has expired and Purchasers have no objections to the condition of the property or title thereto and have released or waived all of Purchaser's contingencies to Closing.

3.On or before August 10, 2016, Purchasers shall provide evidence of a financing commitment from a lender to enable Purchasers to timely close the transaction.

All other terms and condition of the Master Lease and Purchase and Sale Agreement not modified or amended herein shall remain in full force and effect.

To acknowledge Skyline's consent to these amendments and modifications, please countersign this letter in the space designated below and return it to me. Once countersigned by you, this letter shall constitute a binding amendment to the respective agreements.

Valley River Property Holdings, LLC
Homestead Property Holdings, LLC
Park Heritage Property Holdings, LLC
MT. V Property Holdings, LLC
Mountain Top Property Holdings, LCC
Little Rock HC&R Property Holdings, LLC
Woodland Hills HC Property Holdings, LLC
Northridge HC&R Property Holdings, LLC
APH&R Property Holdings, LLC

By:____________________________________
William McBride, Manager of each entity

Agreed as of this 14th day of July 2016

Skyline Healthcare LLC and
Little Ark Realty Holdings, LLC

By:_____________________________________
Joseph Schwartz, Manager

cc: Allen Koss, Koss & Schonfeld LLP